 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-261740

PROSPECTUS SUPPLEMENT NO. 3
(to prospectus dated February 11, 2022)

Up to 8,927,543 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 91,009,656 Shares of Common Stock
Up to 3,177,543 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 11, 2022 (the “Prospectus), related to the issuance by us of up to an aggregate of up to 8,927,543 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 3,177,543 shares of Common Stock that are issuable upon the exercise of 3,177,543 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of DFP Healthcare Acquisitions Corp., a Delaware corporation (“DFP”), by the holders thereof, and (ii) up to 5,750,000 shares of Common Stock that are issuable upon the exercise of 5,750,000 warrants (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of DFP, by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.
The Prospectus also relates to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (the “Selling Securityholders”) of (a) up to 43,178,072 shares of Common Stock issued to certain former stockholders of TOI Parent, Inc. in connection with the Business Combination (b) up to 17,500,000 shares of Common Stock by certain of the Selling Securityholders (as defined below) in connection with the PIPE Investment, (c) up to 16,351,042 shares of Common Stock issuable upon conversion of any Series A Common Equivalent Preferred Stock (including 10,000,000 shares of Common Stock underlying shares of Series A Common Equivalent Preferred Stock issued in the PIPE Investment), (d) 9,372,540 Earnout Shares issuable to certain former stockholders of TOI Parent, Inc. pursuant to the Merger Agreement, (e) 3,580,063 shares of Common Stock underlying options held by certain directors and officers of the Company, (f) 696,000 Earnout Shares issued to certain directors and officers of the Company and and (g) 331,939 shares of Common Stock issued to former directors and officers of the Company prior to the Business Combination. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus.
This prospectus supplement updates and supplements the Prospectus with the information contained in Item 5.02 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on April 4, 2022 (collectively, the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “TOI” and “TOIIW,” respectively. On April 1, 2022, the closing price of our Common Stock was $7.14 and the closing price for our Public Warrants was $1.06.
We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock.

See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before investing in our Common Stock or Warrants.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 4, 2022.

Item 5.02.     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Separation with Chief Financial Officer

On April 1, 2022 (the “Effective Date”), The Oncology Institute, Inc. (the “Company”) and Scott Dalgleish, the Company’s Chief Financial Officer, reached an agreement (the “Separation Agreement”) to enable Mr. Dalgleish to transition out of the Company to pursue other opportunities, with Mr. Dalgleish’s last date of employment April 29, 2022. Mr. Dalgleish will cease serving as the Company’s Chief Financial Officer effective April 4, 2022. These actions were not related to any matter regarding the Company’s financial condition, reported financial results, internal controls or disclosure controls and procedures.

Pursuant to the Separation Agreement, in exchange for his execution of a general release of claims, Mr. Dalgleish will be eligible to receive the severance benefits provided for under his employment agreement with the Company, which includes salary continuation for three months and payments or reimbursements for the cost of COBRA premiums for the three-month severance period. In addition, provided Mr. Dalgleish remains employed by the Company through April 29, 2022, he will receive his 2021 annual bonus in the amount of $47,750.

The foregoing is a summary of the material terms of the Separation Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2022, and incorporated herein by reference.

Appointment of Chief Financial Officer

Effective as of April 4, 2022, the Company appointed Mihir Shah, to replace Mr. Dalgleish as the Company’s Chief Financial Officer, and in such role he will serve as the Company’s principal financial officer.

Mihir Shah, CPA. 43. Mr. Shah previously served as Chief Financial Officer of Commonwealth Care Alliance since April 2019, having served as consulting Chief Financial Officer for Commonwealth Care Alliance from August 2018 to March 2019. Mr. Shah served as Chief Financial Officer of Apollo Medical Holdings Inc. from July 2016 to May 18, 2018 and accounting consultant of Apollo Medical Holdings, Inc. from March 2016 to July 2016. From April 2015 to February 2016, Mr. Shah served as Chief Financial Officer of Unitek Information Systems, Inc., which offers nursing, allied health and information technology training programs. From April 2013 to March 2015, he was Vice President and Controller of Health Essentials, LLC, which provides post-acute, hospice and palliative care services. Mr. Shah was employed at Arcadian Health Plan from December 2005 to March 2013, serving as its Vice President of Finance and Analytics from January 2010 to March 2013, Senior Director of Finance and Analytics from January 2008 to December 2009, and Senior Financial Analyst from December 2005 to December 2007. He is a Certified Public Accountant and received a Master of Commerce-Cost Accounting from Gujarat University in Ahmedabad, India.

In connection with commencement of employment, the Company expects to enter into an employment agreement (the “Employment Agreement”) with Mr. Shah. Pursuant to the Employment Agreement, Mr. Shah’s initial annual base salary will be $405,000, and his target annual bonus will be 40% of his base salary, with his actual bonus to be determined under the Company’s applicable bonus plan. Mr. Shah will also receive an equity award with an aggregate value of $453,085, which award shall be granted 67% in the form of stock options and 33% in the form of restricted stock units. The equity awards to Mr. Shah will be granted on the Company’s next regular quarterly grant date and will be subject to the Company’s standard vesting schedules.

The Employment Agreement will have a three-year initial term with additional one-year automatic extensions thereafter. In the event that Mr. Shah is terminated by us without “cause” or by the executive with “good reason” (each as defined in the Employment Agreement), then he will be eligible for salary continuation for three months and payments or reimbursements for the cost of COBRA premiums for the three-month severance period, subject to execution of a general release of claims. Mr. Shah will be subject to certain post-employment obligations, including a post-employment non-solicitation of employees covenant, confidentiality obligations and indefinite non-disparagement obligations.

Mr. Shah has no family relationships with any director, executive officer, or person nominated or chosen by the Company to become a director of executive officer of the Company. Mr. Shah is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The foregoing is a summary of the material terms of the Employment Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2022, and incorporated herein by reference.

Appointment of Principal Accounting Officer

Effective as of April 1, 2022, the Company appointed Diona Simoneit, the Company's Chief Accounting Officer, as the principal accounting officer of the Company, to replace Mr. Dalgleish in such role.

Diona Simoneit, 44, is currently our Chief Accounting Officer. She joined the Company as the Vice President Controller in July 2019 and was promoted to Chief Accounting Officer in November 2021. Before joining the Company, Ms. Simoneit served as the Vice President, Accounting at Smart & Final, Inc. from May 2018 to July 2019. Prior to that Ms. Simoneit served as Vice President, Assistant Controller at CKE Restaurants, Inc. from November 2006 to May 2018. Ms. Simoneit holds a Bachelor of Arts degree in Economics and Accounting from Claremont McKenna College and is a Certified Public Accountant.

No new compensatory arrangements were entered into in connection with Ms. Simoneit’s designation as the Company’s principal accounting officer. Ms. Simoneit has no family relationships with any director, executive officer, or person nominated or chosen by the Company to become a director of executive officer of the Company. Ms. Simoneit is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Mr. Shah and Ms. Simoneit each entered into our standard form of indemnification agreement that was filed as Exhibit 10.6 to our Annual Report on Form 10-K.